November 3, 2015

Melissa Raminpour

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

RE:	Navios Maritime Acquisition Corporation

Form 20-F for the Year Ended December 31, 2014

Filed March 30, 2015

File No. 001-34104

Dear Ms. Raminpour,

As outside counsel to, and on behalf of, Navios Maritime Acquisition Corporation (“Navios Acquisition”, the “Company” or “NNA”), we respond as follows to the Staff’s legal comments dated October 19, 2015 (the “Comment Letter”) relating to the above-captioned Annual Report on Form 20-F (the “Annual Report”) of the Company. Please note that for the Staff’s convenience, we have recited the Staff’s comment and provided our response to it immediately thereafter.

Form 20-F for the Year Ended December 31, 2014

Financial Statements

Note 9: Investments in Affiliates, page F-24

1.	In order to help us further evaluate your September 30, 2015 response 2, please supplement your response by:

•	Providing an analysis that supports the belief you expressed in a telephone conference Friday, October 16, 2015 that Navios Maritime Midstream Partners L.P. should be viewed as similar to a corporation, notwithstanding that it is a limited partnership, for purposes of determining whether a noncontrolling investment in the limited partnership should be accounted for using the equity method. In your analysis, please identify and explain each of the legal attributes of Navios Maritime Midstream Partners L.P. that you believe serve to distinguish it from limited partnerships that are viewed as partnerships.

Response: Navios Maritime Midstream Partners L.P. (“Navios Midstream” or the “Partnership”) was formed in the Republic of the Marshall Islands on October 13, 2014. Navios Midstream was legally

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formed as a limited partnership pursuant to the Marshall Islands Act. As set out in the Agreement of Limited Partnership of Navios Midstream, dated as of October 13, 2014, as subsequently amended and restated on November 18, 2014 and June 18, 2015 (together, the “Partnership Agreement”), the capital structure of Navios Midstream consists of:

•	General partner units (“GP Units”): the general partner, Navios Maritime Midstream Partners GP LLC (the “General Partner”), a Marshall Islands limited liability company and wholly-owned subsidiary of Navios Acquisition, owns a 2% ownership interest in Navios Midstream in the form of GP Units;

•	Incentive distribution rights (“IDRs”): the General Partner is also the holder of the incentive distribution rights; and

•	Limited partner units (“LP Units”): the limited partner interests in the Partnership are comprised of (i) subordinated units and subordinated series A units (collectively, the “Subordinated Units”), all of the outstanding units of which are owned by Navios Acquisition, and (ii) the common units (the “Common Units”), which are majority owned by public shareholders and a portion of which is owned by Navios Acquisition.

In determining the accounting to be applied to the Company’s various investments in Navios Midstream, the Company considered the attributes of Navios Midstream and determined that the substance of the Partnership’s ownership and governance structure is more similar to a corporation than it is to a partnership and, accordingly, concluded that the application of the provisions of ASC 323-30 was not the most appropriate accounting literature for its particular fact pattern, primarily for the reasons outlined below:

•	Governance of the Partnership - Although legally organized as a limited partnership, Navios Midstream is not governed by its General Partner, which is the presumed governance structure for limited partnerships. In the Company’s response dated September 15, 2015, as featured in comment 3, the Company noted that pursuant to the Partnership Agreement (Section 7.1), the General Partner has irrevocably delegated to the Partnership’s board of directors the power to oversee and direct the operations and to manage and determine the strategies and policies of the Partnership on an exclusive basis. Accordingly, the Partnership’s board of directors exercises its authority in various areas, including but not limited to:

•	reviewing and approving the overall budget for Navios Midstream;

•	reviewing and approving, through its Conflicts Committee, transactions with related parties, including the purchase of vessels from the Company, interim financing or other related arrangements. The Conflicts Committee (in accordance with the respective definition in Section 7.7(b) of the Partnership Agreement) is comprised exclusively of independent directors (as determined by the NYSE’s standards for serving on an audit committee of a board of directors);

•	reviewing and approving capital decisions, such as the acquisition or disposal of vessels;

•	reviewing and approving entry into debt arrangements and additional issuances of equity;

•	reviewing and approving matters relating to the management of the Partnership and its fleet. This includes entry or exit from management agreements with the Company;

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•	establishing commercial and chartering strategies; and

•	reviewing and approving the Partnership’s financial statements including quarterly cash distributions.

In summary, although the Company is involved in the Partnership’s affairs, the Partnership’s board of directors determines the extent of the Company’s influence in the management, operations, and affairs of the Partnership. Accordingly, given the powers delegated to the board of directors, the Company believes that the governance structure of Navios Midstream is similar to a corporate model, where shareholders elect a board of directors to represent the shareholders’ interests, approve budgets, appoint and compensate executive management, etc.

•	Taxation of the Partnership - Although legally organized as a limited partnership, in accordance with Section 9.1 of the partnership agreement, Navios Midstream has elected to be treated as an association taxable as a corporation for United States federal income tax purposes. This election is commonly referred to as a “check-the-box” (“CTB”) election.

Under Section 883 of the Internal Revenue Code of 1986, as amended (the “Code”), foreign corporations that meet certain requirements may exclude international shipping income from U.S. gross income. Thus, in order to take advantage of this exclusion, Navios Midstream elected to be treated as an association taxable as a corporation for U.S. federal income tax purposes. In addition, Section 7704 of the Code requires that certain publicly-traded partnerships (“PTP”) be treated as corporations (and not partnerships) for U.S. federal income tax purposes. Since Navios Midstream takes the position that its income from shipping activities is “active income” and not “passive income,” Navios Midstream would likely be treated as a corporation even in the absence of a CTB election. Nevertheless, to provide certainty as to its U.S. tax classification, Navios Midstream filed a CTB election to be treated as an association taxable as a corporation for U S. federal income tax purposes.

Even if the PTP rules did not apply, there are substantive reasons, including market expectations and administrative requirements, for Navios Midstream to be taxed as a foreign corporation and not as a foreign partnership. If Navios Midstream were treated as a foreign partnership for U.S. tax purposes, then its income, gain, loss, deductions and credits (“tax attributes”) would pass-through to its partners. Investors looking to invest in master limited partnerships in the shipping industry would not expect to address such administrative burdens as a result of such an investment. Moreover, the U.S. partnership tax rules require that each partner be allocated these tax attributes in a manner that takes into account the period of time that the partner owned its partnership interest. In light of the fact that the units are publicly traded, it would be extremely difficult for Navios Midstream to track most changes in ownership. By electing to be treated as a corporation, however, Navios Midstream avoids the administrative burden of the partnership tax rules, and it becomes eligible to use the gross income exclusion under Section 883 of the Code.

•	Existence of specific ownership accounts for the Partnership’s unitholders – For limited partnerships, it is customary to maintain specific ownership accounts for its partners. However, Navios Midstream does not maintain specific ownership accounts for its partners. On the contrary, the equity interests of Navios Midstream have been “unitized” into common, subordinated and general partner units, which the Company asserts is similar to a corporate capital structure.

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•	Free transferability of ownership interests - For limited partnerships (both public and private), it is customary for the limited partners to have certain restrictions when it comes to transferring, selling or redeeming their partnership interests. In the corporate structure model, holders of common shares are typically able to transfer and sell their shares without restrictions. This is also the case for the common unitholders of Navios Midstream, who have the ability to transfer and sell their Common Units without restrictions. As a result, the Company believes that the common unitholders of the Partnership are similar to holders of common shares in a corporation.

Conclusion

The Company acknowledges that the existing limited liability company guidance under ASC 323-30-35-3 does not specifically apply to master limited partnerships; however, the Company believes that the underlying concerns and conclusions that are addressed by the guidance in relation to entities that have characteristics of both corporations and partnerships are, in effect, the mirror image of our situation and, accordingly, the underlying principle would be equally applicable by analogy and should be considered in the accounting analysis.

Based on the above, the Company concluded that none of the key attributes of a “traditional” limited partnership structure—such as the general partner has the power to govern, existence of partnerships accounts, taxation structure, restrictions related to transferring, selling or redeeming partnership interests—are present with respect to Navios Midstream and, in substance, Navios Midstream’s ownership and governance structure align in all key respects with a corporation. Accordingly, the Company concluded that application of ASC 323-10 (and not ASC 323-30) was most appropriate for its particular fact pattern.

•	Analyzing each ownership interest at inception of your investment and through the life of the partnership under the applicable accounting literature. For example, we note that one of the characteristics of the limited partner subordinated units is that they will automatically convert to limited partner common units through the passage of time; however it was not clear from our telephone conference whether and if so how your proposed accounting for your various ownership interests in the limited partnership contemplates this characteristic.

November 3, 2015

Response: The Company’s percentage of the total units outstanding as represented by the GP units, Common Units and Subordinated Units consists of the following:

	As of June 30, 2015		As of Navios Midtsream Initial Public Offering Date
	NNA’s Onership Interest	NNA’s onership of each class of unit	NNA’s Onership Interest	NNA’s onership of each class of unit
General partner units (*)	2.0%	100.0%	2.0%	100.0%
Common units	6.0%	13.3%	6.5%	13.3%
Subordinated units	45.2%	100.0%	49.0%	100.0%
Subordinated Series A units	7.7%	100.0%	0.0%	0.0%

	60.9%		57.5%

*	Holds 100% of the IDRs.

As outlined in the Company’s response dated September 30, 2015, as featured in comment 2, the Company concluded that the risk and reward characteristics of the Common Units and Subordinated Units of Navios Midstream were not substantially similar in accordance with ASC 323-10-15-13. The primary drivers behind this conclusion were: (i) the liquidation preference attached to the Common Units and (ii) the fact that the Common Units are not expected to participate in the earnings (and losses) and capital appreciation (and depreciation) in a manner that is substantially similar to the Subordinated Units. The Company acknowledges that the Subordinated Units will convert to Common Units at the end of their respective subordination periods, which are further outlined below (and are at a minimum of three years) but concluded that a minimum of a three year subordination period created substantive differences between the Common Units and Subordinated Units at the date of its evaluation.

Below are additional details behind distribution rights, liquidation rights and the subordination periods:

Distribution rights

Per Section 6.2 of the Partnership Agreement, the distribution rights (i.e., participation in earnings (losses)) during the subordination period are as follows:

(a)	Available cash with respect to any quarter or portion thereof within the subordination period that is deemed to be operating surplus pursuant to the provisions of Sections 6.1 or 6.3 of the Partnership Agreement shall be distributed as follows (except as otherwise contemplated by Section 5.5 in respect of other Partnership Securities issued pursuant thereto):

(i)	First, (x) to the General Partner in accordance with its percentage interest and (y) to all the unitholders holding Common Units, pro rata, a percentage equal to 100% less the General Partner’s percentage interest, until there has been distributed in respect of each Common Unit then outstanding an amount equal to the minimum quarterly distribution for such quarter;

(ii)	Second, (x) to the General Partner in accordance with its percentage interest and (y) to all unitholders holding Common Units, pro rata, a percentage equal to 100% less the General Partner’s percentage interest, until there has been distributed in respect of each Common Unit then outstanding an amount equal to the cumulative common unit arrearage existing with respect to such quarter;

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(iii)	Third, (x) to the General Partner in accordance with its percentage interest and (y) to all unitholders holding subordinated units and subordinated series A units, pro rata, a percentage equal to 100% less the General Partner’s percentage interest, until there has been distributed in respect of each subordinated unit and subordinated series A unit then outstanding an amount equal to the minimum quarterly distribution for such quarter;

(iv)	Fourth, to the General Partner and all unitholders, in accordance with their respective percentage interests, until there has been distributed in respect of each unit then outstanding an amount equal to the excess of the first target distribution over the minimum quarterly distribution for such quarter;

(v)	Fifth, (A) to the General Partner in accordance with its percentage interest; (B) 13.0% to the holders of the IDRs, pro rata; and (C) to all unitholders, pro rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this clause (v) until there has been distributed in respect of each Unit then outstanding an amount equal to the excess of the second target distribution over the first target distribution for such quarter;

(vi)	Sixth, (A) to the General Partner in accordance with its percentage interest, (B) 23.0% to the holders of the IDRs, pro rata; and (C) to all unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this subclause (vi), until there has been distributed in respect of each unit then outstanding an amount equal to the excess of the third target distribution over the second target distribution for such quarter; and

(vii)	Thereafter, (A) to the General Partner in accordance with its percentage interest; (B) 48.0% to the holders of the IDRs, pro rata; and (C) to all unitholders, Pro Rata, a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this clause (vii);

provided, however, that if the minimum quarterly distribution, the first target distribution, the second target distribution and the third target distribution have been reduced to zero pursuant to the second sentence of Section 6.4 of the Partnership Agreement, the distribution of available cash that is deemed to be operating surplus with respect to any quarter will be made solely in accordance with Section 6.2(a)(vii) of the Partnership Agreement.

In summary, both the subordinated units and the subordinated series A units are entitled to distributions after the common and general partner unitholders have received their minimum quarterly distribution and any arrearages. Holders of the IDRs will receive distributions after all other unitholders have received their distributions.

November 3, 2015

Liquidation Rights

Per Section 12.4 of the Partnership Agreement, as of a liquidation date, all property and all cash in excess of that required to discharge liabilities as provided in Section 12.4(b) of the Partnership Agreement shall be distributed as follows:

(a)	If the current market price of the Common Units as of the date three trading days prior to the announcement of the proposed liquidation exceeds the unrecovered capital for a Common Unit plus the cumulative common unit arrearage:

(i)	First, (x) to the General Partner in accordance with its percentage interest and (y) to all the unitholders holding Common Units, pro rata, a percentage equal to 100% less the General Partner’s percentage interest, until there has been distributed in respect of each Common Unit then outstanding an amount equal to such current market price of a Common Unit;

(ii)	Second (x) to the General Partner in accordance with its percentage interest and (y) to all unitholders holding subordinated series A units, pro rata, a percentage equal to 100% less the General Partner’s percentage interest, until there has been distributed in respect of each subordinated series A unit then outstanding an amount equal to such current market price of a Common Unit;

(iii)	Third, (x) to the General Partner in accordance with its percentage interest and (y) to all unitholders holding subordinated units, pro rata, a percentage equal to 100% less the General Partner’s percentage interest, until there has been distributed in respect of each subordinated unit then outstanding an amount equal to such current market price of a Common Unit; and

(iv)	Thereafter (x) to the General Partner in accordance with its percentage interest; (y) 50.0% to the holders of the IDRs, pro rata; and (z) to all unitholders, pro rata, a percentage equal to 100% less the sum of the percentages applicable to (iii) noted above;

(b)	If the current market price of the Common Units as of the date three trading days prior to the announcement of the proposed liquidation is equal to or less than the unrecovered capital for a Common Unit plus the cumulative common unit arrearage:

(i)	First, (x) to the General Partner in accordance with its percentage interest and (y) to all the unitholders holding Common Units, pro rata, a percentage equal to 100% less the General Partner’s percentage interest, until there has been distributed in respect of each Common Unit then outstanding an amount equal to the unrecovered capital for a Common Unit;

(ii)	Second, (x) to the General Partner in accordance with its percentage interest and (y) to all unitholders holding Common Units, pro rata, a percentage equal to 100% less the General Partner’s percentage interest, until there has been distributed in respect of each Common Unit then outstanding an amount equal to the cumulative common unit arrearage;

(iii)	Third, (x) to the General Partner in accordance with its percentage interest and (y) to all unitholders holding subordinated series A units and, pro rata, a percentage equal to 100% less

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the General Partner’s percentage interest, until there has been distributed in respect of each subordinated series A unit then outstanding an amount equal to the unrecovered capital for a Common Unit (as calculated prior to distribution specified in (i) noted above).

(iv)	Fourth, (x) to the General Partner in accordance with its percentage interest and (y) to all unitholders holding subordinated units and, pro rata, a percentage equal to 100% less the General Partner’s percentage interest, until there has been distributed in respect of each subordinated unit then outstanding an amount equal to the unrecovered capital for a Common Unit (as calculated prior to the distribution specified in (i) above); and

(v)	Thereafter, (x) to the General Partner in accordance with its percentage interest; (y) 48.0% to the holders of the IDRs, pro rata; and (z) to all unitholders, pro rata, a percentage equal to 100% less the sum of the percentages applicable to (iv) noted above.

In summary, common and general partner unitholders are entitled to their proceeds from liquidation first, then the subordinated series A units are next in-line, then subordinated units will only receive liquidation proceeds after the common, general and series A unitholders have received liquidation proceeds and lastly, the holders of the IDRs will receive liquidation proceeds after all other unitholders have received a portion of the liquidation proceeds.

Subordination Periods

Per Section 5.7 of the Partnership Agreement, the subordination periods are as follows:

(a)	All of the outstanding subordinated units will convert into Common Units on a one-for-one basis on the second business day following the distribution of available cash to partners pursuant to Section 6.1(a) of the Partnership agreement in respect of any quarter ending on or after September 30, 2017, in respect of which:

(i)	distributions of available cash from operating surplus under Section 6.2(a) of the Partnership Agreement on each of the outstanding Common Units, subordinated units, GP Units and any other outstanding units that are senior or equal in right of distribution to the subordinated units (other than subordinated series A units) equaled or exceeded $2.475 during the four-Quarter period immediately preceding that date;

(ii)	the adjusted operating surplus for the four-quarter period immediately preceding such date equaled or exceeded the sum of $1.65 on all of the Common Units, subordinated units, GP Units and any other units that are senior or equal in right of distribution to the subordinated units (other than subordinated series A units) that were outstanding during such period on a fully diluted basis with respect to such period;

(iii)	there are no cumulative common unit arrearages.

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(b)	If the subordinated units are not converted into Common Units pursuant to Section 5.7(a) of the Partnership Agreement, the subordinated units shall convert into Common Units on a one-for-one basis upon the expiration of the subordination period.

(c)	All of the outstanding subordinated series A units will automatically convert into Common Units on a one-for-one basis on the earlier of (i) June 18, 2018, or (ii) the Liquidation Date.

In summary, the subordination period for the subordinated units has certain thresholds that must be met (as noted in (a) i-iii above) in order for the subordination period to end. The Company has projected that the subordination period for the subordinated units will end on September 30, 2017. If Navios Midstream is able to make their targeted quarterly distributions between now and through September 2017, then the Company expects to meet the requirements to end the subordination period of the subordinated units on September 30, 2017. The subordinated series A units will automatically convert on June 18, 2018 and there are no other thresholds that are required to be met.

Based on the underlying details noted above, the Company concluded the following:

•	the 9,342,692 subordinated units and the 1,592,920 subordinated series A units represent the common stock of the Partnership, as that term is defined by ASC 323-10-20, i.e., the Subordinated Units represent the class of ownership in the Partnership “that is subordinate to all other stock of the issuer;” and

•	neither the 1,242,692 Common Units nor the GP Units constitute common stock or in-substance common stock as those terms are defined by ASC 323-10-20.

Accounting model applied at date of the initial public offering, at the date of issuance of subordinated series A units and during the subordination period

The following table provides a summary of the classification of the different units at the date of initial public offering and date of issuance of subordinated series A units :

	GP Units	Common Units	Subordinated Units	Subordinated Series A Units
At date of initial public offering	Not common stock or in-substance common stock	Not common stock or in-substance common stock	Common stock/ in-substance common stock	Not Applicable

At date of issuance of subordinated series A units	Not common stock or in-substance common stock	Not common stock or in-substance common stock	Common stock/in-substance common stock	Common stock/ in-substance common stock

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The Company accounted for its ownership interests in the Partnership as follows:

•	The Company’s investment in the Subordinated Units of Navios Midstream are accounted for pursuant to the equity method. In determining that it had (and continues to have) the “ability to exercise significant influence over the operating and financial policies” (ASC 323) of Navios Midstream, the Company considered several factors, including, among other factors, the following:

i.	its overall ownership interest in Navios Midstream (all classes of units), which has ranged from 57.5% to 60.9% since inception;

ii.	its ownership interest in the common (voting) units of Navios Midstream of 6.0%; and

iii.	the governance structure of Navios Midstream, which permits the Company to appoint three (out of seven) members of the board of directors of Navios Midstream.

•	The Company’s investment in the Common Units of Navios Midstream are accounted for in accordance with ASC 320, “Investments — Debt and Equity Securities”because the Common Units of Navios Midstream are not common stock or in-substance common stock and are publicly-traded (and, therefore, meet the definition of “marketable equity securities”).

•	The Company’s investment in the general partner units of Navios Midstream, do not meet the definition of common stock or in-substance common stock, are not publicly traded and do not have readily determinable fair values. The Company accounts for the general partner consistent with the subordinated units under the equity method of accounting. Given that the general partner is expected to remain consistent at 2% of the total unitholders, any impact between equity method accounting and cost accounting is expected to continue to be immaterial.

Accounting impact at the end of the subordination period

The following table provides a summary of the classification of the different units at the expected first conversion date of approximately September 30, 2017:

	GP Units	Common units	Subordinated Units	Subordinated A Units
At first conversion date	Not common stock or in-substance common stock	Common stock/in-substance common stock	Not applicable	Common stock/in-substance common stock

Upon expiration of the subordination periods, the Company expects that the Partnership will have only two classes of units outstanding: GP Units and Common Units. At that time of the expiration of the first subordination period (i.e. approximately September 30, 2017), the Company expects that the Common Units will represent the common stock or in-substance common stock of the Partnership, as that term is defined by ASC 323-10-20 (i.e. upon conversion of the subordinated units into common units, the Common Units will represent the class of ownership in the Partnership “that is subordinate to all other stock of the issuer.”) The Company expects that the general partner units will still represent 2% of the total unitholders and are overall immaterial to the total unitholders and therefore, have excluded them from the analysis noted below.

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The Company expects that the conversion of the subordinated units (approximately September 30, 2017) will result in a change in the form of its investment in Navios Midstream that will be a reconsideration event pursuant to ASC 323-10-15-16a. As of the conversion date, the Company will assess whether each of its type of interest in Navios Midstream constitute common stock or in-substance common stock for accounting purposes. The Company expects that the Common Units will now meet the definition of in-substance common stock and as of the conversion date, the Company expects that the common units to convert from available-for-sale accounting to equity method accounting, which will result in its entire investment (general partner units, common units and subordinated series A units) in Navios Midstream to be accounted for under equity method accounting on a prospective basis. In addition, the carrying value of the mark-to-market in other comprehensive income as of conversion date will reversed and become part of the basis of the investment in Navios Midstream.

Although the Common Units will continue to enjoy certain preferences by comparison to the subordinated series A units for the period from approximately October 1, 2017 to June 18, 2018 (date of automatic conversion), the series A subordinated units are expected to constitute a small portion of the capital structure of Navios Midstream and the remaining preferences will have a relatively short remaining duration. Accordingly, the Company expects that the risk and reward profile of the Common Units and series A subordinated units will, upon conversion of the subordinated units, become substantially the same in accordance with ASC 323-10-15-13b. As a result and as noted above, the Company expects that its entire investment in Navios Midstream will be accounted for by the equity method on a prospective basis starting from the first conversion date (i.e., approximately September 30, 2017).

Consideration of relevant precedents

Initial accounting

The Company notes that, in formulating the above conclusion, the Company reviewed the correspondence exchanged between the SEC and our affiliate, Navios Maritime Holdings Inc. (“Navios Holdings”), as featured in comments 11 and 12, in the comment letter dated July 27, 2010.

Navios Holdings had formed Navios Maritime Partners LP (“Navios Partners”), which completed its IPO in November 2007. The equity and governance structure of Navios Midtsream is almost identical to that of Navios Partners. As indicated in the correspondence, Navios Holdings evaluated its investment in Navios Partners under ASC 323-10 and determined that its investment in the subordinated units in Navios Partners qualified for equity method accounting, while its investment in the common units in Navios Partners was treated as an investment in available for sale securities.

Based on the Company’s review of the relevant correspondence, and since Navios Acquisition’s investment in Navios Midstream is almost identical to Navios Holdings’ investment in Navios Partners, the Company concluded that the accounting treatment followed by Navios Holdings was an appropriate precedent in support of the Company’s determination.

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In addition, the Company notes certain unaffiliated companies, within the shipping industry, also apply similar accounting treatment under ASC 323-10 to their similar partnership structures. Those unaffiliated companies are as follows:

•	Per Golar LNG Ltd’s Annual Report on Form 20-F for the year ended December 31, 2012 (Note 5):

“(i) Common units (available-for-sale securities)

As of the deconsolidation date and December 31, 2012, the Company held 11.8 million common units representing 32.6% of the common units in issue, as a class. The Company’s holding in the voting common units of Golar Partners have been accounted for under the guidance for available-for-sale securities on the basis that during the subordination period the common units have preferential dividend and liquidation rights. Accordingly, these securities are carried at fair value and any unrealized gains and losses on these securities are reflected directly in equity unless a realized loss is considered ‘other-than-temporary’, in which case it is transferred to the statement of operations. Dividends received from its common units in Golar Partners during the subordination period will be recorded in the consolidated statement of operations in the line item ‘Dividend income’.”

•	Per SeaDrill Ltd’s Annual Report on Form 20-F for the year ended December 31, 2014 (Note 11):

“(i) Common units (marketable securities)

As of the deconsolidation date, the Company held 21.5 million common units representing 48.3% of the common units in issue as a class. The Company’s holding in the voting common units of Seadrill Partners are accounted for as marketable securities on the basis that during the subordination period the common units have preferential dividend and liquidation rights, and therefore do not represent ‘in-substance common stock’ as defined by US GAAP.

These securities have been recognized on January 2, 2014 at the quoted market price and are re-measured at fair value each reporting period. Any unrealized gains and losses on these securities are recognized directly in equity as a component of other comprehensive income unless an unrealized loss is considered ‘other-than-temporary’, in which case it is transferred to the statement of operations and realized. Dividend income from the common units is recognized in the consolidated statement of operations.”

Accounting impact at the end of the subordination period

The Company notes that, in formulating the above response related to the accounting impact at the end of the subordination period, the Company reviewed the correspondence exchanged between the SEC and our affiliate, Navios Holdings, as featured in comment 14, in the comment letter dated December 21, 2012. At the first conversion date, the Company has determined that its accounting for its investment in Navios Midstream will be similar to Navios Holdings as outlined in the correspondence with the SEC.

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•	Explaining whether your disclosure should be revised to more precisely, yet succinctly, describe the reason(s) for the difference in accounting for your various ownership interests in the limited partnership and if so how it should be revised.

Response:

In response to the Staff’s comment, the Company agrees that its disclosure in respect of the accounting for its various ownership interests in Navios Midstream could be enhanced. In future filings of the Annual Report on Form 20-F, the Company will revise Note 9: Investment in Affiliates to its consolidated financial statements to more precisely describe the reasons for the difference in accounting for its various ownership interests in the limited partnership. The enhanced disclosure will be as follows:

Navios Acquisition further evaluated its investments in Navios Midstream as follows:

•	Investment in common units – The 1,242,692 common units that were acquired at the closing of the IPO were fair valued at $15 per unit and are accounted for as available-for-sale securities on the basis that during the subordination period the common units have preferential dividend and liquidation rights and therefore, do not meet the definition of common stock or in-substance common stock under ASC 323-10-20. As of December 31, 2015 and 2014, the carrying amount of the investment in available-for-sale common units was $[xx,xxx] and $15,099, respectively. (See Note 20).

•	Investment in the subordinated units and general partner units – Under ASC 323, the Company concluded that it has the ability to exercise significant influence over the operating and financial policies of Navios Midstream and, therefore, its investment in the subordinated and general partner units of Navios Midstream was fair valued at $15 per unit and is accounted for under the equity method on the basis that the subordinated units are considered to be in-substance common stock for accounting purposes.

Investment in the subordinated Series A units – In connection with the sale of Nave Celeste and C. Dream to Navios Midstream in June 2015, Navios Acquisition received 1,592,920 subordinated Series A units of Navios Midstream, as part of the sales price. The Company analyzed its investment in the subordinated Series A units and concluded that this is to be accounted for under the equity method on the basis that the subordinated Series A units are also considered to be in-substance common stock for accounting purposes and the Company has significant influence over Navios Midstream. The Company’s investment in the subordinated Series A units was fair valued at $ 17.02 per unit on the date of the sale of the vessels to Navios Midstream.

Investment in the general partner units – The general partner units (which holds the incentive distribution rights (IDRs) in Navios Midstream) has been accounted for under the equity method. Given that the carrying value of the general partner and the income recorded by the general partner is overall immaterial to the financial statements, the Company accounts for the general partner units consistent with the subordinated units and applies equity method accounting. The investment in the general partner units of Navios Midstream was fair valued at $15 per unit and is accounted for under the equity method.

November 3, 2015

As of December 31, 2015 and 2014, the carrying amount of the investment in Navios Midstream (subordinated units and general partner units) accounted for under the equity method was $[xxx,xxx] and $147,031, respectively.

Attached as Exhibit A to this letter are the representations from the Company requested by the Staff.

Please call the undersigned at (212) 908-3946 with any comments or questions regarding the Annual Report, this letter or related matters and please send a copy of any written comments to the undersigned.

Very truly yours,

/s/ Todd E. Mason
Todd E. Mason

Exhibit A

SECRETARY’S CERTIFICATE

November 3, 2015

I, Vasiliki Papaefthymiou, duly appointed secretary of Navios Maritime Acquisition Corporation (the “Company”), pursuant to the Staff’s request in its letter dated October 19, 2015, acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, the undersigned has made and signed this Certificate on the date set forth above.

/s/ Vasiliki Papaefthymiou
Vasiliki Papaefthymiou